UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 14, 2021

GX ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001- 38914	83- 1702591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1325 Avenue of the Americas, 25th Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 616-3700

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	GXGXU	The NASDAQ Stock Market LLC

Class A Common Stock, par value $0.0001 per share	GXGX	The NASDAQ Stock Market LLC

Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	GXGXW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on January 8, 2021 GX Acquisition Corp. (the “Company”) entered into a definitive merger agreement (the “Merger Agreement”) with Alpha First Merger Sub, Inc. (“First Merger Sub”), Alpha Second Merger Sub, LLC (“Second Merger Sub”) and Celularity Inc. (“Celularity”), an allogeneic cellular therapy company, that would result in Celularity becoming a wholly owned subsidiary of the Company. On May 12, 2021, the Company, First Merger Sub, Second Merger Sub and Celularity entered into a letter agreement (the “Letter Agreement”) pursuant to which the Initial Outside Date (as defined in the Merger Agreement) was automatically extended to July 31, 2021 upon the Company’s stockholders’ approval of an extension of the date by which the Company must complete a Business Combination (as defined below), as further described below.

The Letter Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description is qualified in its entirety by reference to the full text of the Letter Agreement.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On May 14, 2021, GX held a special meeting (the “Special Meeting”) of the stockholders of the Company virtually via live webcast at https://www.cstproxy.com/gxacquisitioncorp/ex2021, at which holders of at least 17,968,751 shares of common stock were present in person or by proxy, representing [71.857]% of the voting power of the shares of the Company’s common stock as of March 23, 2021, the record date for the Special Meeting (stockholders of record as of the close of business on the record date are referred to herein as “Stockholders”). Each of the proposals listed below is described in more detail in the Company’s definitive proxy statement filed with the United States Securities and Exchange Commission on April 14, 2021 (the “Proxy Statement”) beginning on page 1, which is incorporated herein by reference. A summary of the voting results at the Special Meeting for each of the proposals is set forth below:

Proposal No. 1: The Stockholders approved and adopted an amendment to the Company’s amended and restated certificate of incorporation to extend the date by which the Company must (1) effectuate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”), (2) cease its operations except for the purpose of winding up if it fails to complete such Business Combination and (3) redeem 100% of the Company’s Class A common stock included as part of the units sold in the Company’s initial public offering that was consummated on May 23, 2019, from May 23, 2021 to July 31, 2021. We refer to this proposal as the “Extension Amendment Proposal.” The voting results for this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
25,444,230	26,219	353,252	N/A

Proposal No. 2: The Stockholders approved the adjournment of this meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote. The voting results for this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
24,765,280	706,819	351,602	N/A

Stockholders holding 16,169,996 shares of the Company’s Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account (the “Trust Account”) at a redemption price of approximately $10.15 per share. As a result, approximately $164.1 million in cash will be removed from the Trust Account to pay such holders.

Item 7.01. Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a copy of the press release issued May 14, 2021 announcing the Special Meeting results.

The foregoing Exhibit 99.1 and the information set forth therein is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description

2.1	Letter Agreement by and among GX Acquisition Corp., Alpha First Merger Sub, Inc., Alpha Second Merger Sub, LLC and Celularity Inc.

3.1	Amendment to Amended and Restated Certificate of Incorporation of GX Acquisition Corp.

99.1	Press Release issued May 14, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GX ACQUISITION CORP.

	By:	/s/ Jay R. Bloom
		Name:	Jay R. Bloom
		Title:	Co-Chief Executive Officer

Dated: May 14, 2021

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